UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                              SCHEDULE 13D/A
                             (AMENDMENT NO. 1)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        JUPITER COMMUNICATIONS, INC.
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                              (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE
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                       (Title of Class of Securities)

                                 482050101
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                               (CUSIP Number)


                                ALAN SHAPIRO
                         JUPITER MEDIA METRIX, INC.
                      250 PARK AVENUE SOUTH, 7TH FLOOR
                          NEW YORK, NEW YORK 10003
                               (212) 515-8700

                                   COPY:

                               AVIVA DIAMANT
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000

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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             September 20, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box.

CUSIP No.  482050101

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JUPITER MEDIA METRIX, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               SEE ITEM 5.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           - 0 -

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             SEE ITEM 5.

                10  SHARED DISPOSITIVE POWER

                        - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5.

14  TYPE OF REPORTING PERSON

        CO

          Pursuant to Rule 13d-2(a) and Rule 13d-2(e) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, hereby amends its Schedule 13D statement dated July 6, 2000 (the "Schedule 13D") relating to the shares of common stock of Jupiter Communications, Inc. (the "Issuer") .

ITEM 2.   Identity and Background
          -----------------------

          The person filing this statement, Jupiter Media Metrix, Inc., has, since the date of the Schedule 13D, changed its name from "Media Metrix, Inc." to "Jupiter Media Metrix, Inc."

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          As a result of the merger (the "Merger") of MMX Acquisition Corp., a wholly owned subsidiary of Jupiter Media Metrix, Inc., with and into the Issuer, the Issuer is now a wholly owned subsidiary of Jupiter Media Metrix, Inc. The Voting Agreement in respect of which this Schedule 13D was originally filed terminated by its terms upon consummation of the Merger.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        JUPITER MEDIA METRIX, INC.


                                        By:  /s/ Jean Robinson
                                           --------------------------------
                                            Name:  Jean Robinson
                                            Title: Chief Financial Officer

                         Dated: September 27, 2000